Exhibit 99.2

MOGU Inc. Announces Share Repurchase Program

HANGZHOU, China, 30 May, 2019 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading online fashion and lifestyle destination in China, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$15 million of its shares over the next 12 months.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices. The timing and extent of any purchases will depend upon market conditions, the trading price of the Company’s ADSs and other factors, and are subject to the restrictions relating to volume, price and timing under applicable law. MOGU expects to implement this share repurchase program in a manner consistent with market conditions and the interests of the Company’s shareholders. MOGU’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. MOGU plans to fund repurchases made under this program from its available cash balance.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading online fashion and lifestyle destination in China. MOGU provides young people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. Through innovative use of content, MOGU’s platform provides a vibrant and dynamic community for people to discover and share the latest fashion trends with others, and offers users a truly comprehensive shopping experience.

For more information on MOGU, please visit: http://ir.mogu-inc.com.

For investor and media inquiries, please contact:

MOGU Inc.

Sean Zhang

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com